Exhibit 99.(h)(2)(c)

Exhibit (h)(2)(c) Amended Schedule B to the Transfer Agency and Services Agreement

SCHEDULE B

To the Transfer Agency and Services Agreement

December 7, 2006

Fee Schedule

Base Fee:

Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens.

Annual Base Fee of:

$140,000 plus $2,000 annual fee per each additional class of shares.

Annual Open Account Fee of:

$12 per each of the first 10,000 open direct accounts; and

$11 per each of the next 10,000 open direct accounts; and

$10 per each of the remaining open direct accounts.

$10.50 annual fee per each NSCC account

Annual Inactive Account Fee1 of:

$5.50 per inactive account

Annual Closed Account Fee2 of:

$.50 per closed account

[1]	An inactive account is an account with a zero balance that has had activity in the last eighteen months.

[2]	A closed account is an account with a zero balance that has not had activity in the last eighteen months.

Out-of-Pocket Fees:

The following fees represent expenses that may be incurred by ALPS from outside vendors. These fees are passed directly through at cost to our clients as out-of-pocket expenses. The following fees are estimates and are subject to change:

•	Monthly NSCC-interface fees

•	The cost of printing and mailing shareholder confirmations and statements

•	The cost of fund-specific statement paper and envelopes

•	Postage

•	SAS 70 report

•	Customized programming/enhancements

•	Other miscellaneous expenses that may occur at the Funds’ direction

ALPS FUND SERVICES, INC.		FORWARD FUNDS

By:	/s/ Jeremy O. May	By:	/s/ J. Alan Reid, Jr.
Name:	Jeremy O. May	Name:	J. Alan Reid, Jr.
Title:	Managing Director	Title:	President